SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Schedule 13D

		Under the Securities Exchange Act of 1934
	(Amendment No. 4)*

                       Natural Wonders, Inc.
	(Name of Issuer)

                           Common Stock
	(Title of Class of Securities)

	              639014109
	(CUSIP Number)

	Centennial Associates, L.P.
	900 Third Avenue, New York, NY  10022
	(212) 753-5150
                   Attention:  Joseph H. Reich
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

                         January 20, 1999
	(Date of Event which Requires Filing
	of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

			(continued on following page(s))


Cusip No.: 639014109

1)	Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Associates, L.P.
					 (13-2860099)

2)	Check the Appropriate Box if a Member of a Group
	(a) [   ]
	(b) [ X ]

3)	SEC Use Only:

4)	Source of Funds:               WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e):                      [   ]

6)	Citizenship or Place of Organization:       Delaware

	Number of		(7)  Sole Voting Power:	         1,059,274
	Shares
	Beneficially	(8)  Shared Voting Power:	      -0-
	Owned by
	Each			(9)  Sole Dispositive Power:	   1,059,274
	Reporting
	Person With   (10)  Shared Dispositive Power:      -0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,059,274

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                        [   ]

13)	Percent of Class Represented by Amount in Row (11):  13.74%

14)	Type of Reporting Person:                PN

	This Amendment No. 4 to Schedule 13D, originally filed December 12, 1995
(the "Schedule 13D") by Centennial Associates, L.P., relates to the common stock (the "Common Stock") of Natural Wonders, Inc. (the "Company"), whose principal executive offices are at 4209 Technology Drive, Fremont, California
94538.  Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D.  All information previously disclosed in the Schedule 13D, except as set forth herein, is reconfirmed.
Item 3.	Source and Amount of Funds or Other Consideration.
		Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
		The purchase price (excluding commissions, if any) of $1,027,216 for the 229,900 shares of the Common Stock purchased by Centennial was furnished from contributions made to Centennial by the partners of Centennial.
Item 5.	Interest in Securities of the Issuer.
		Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
		(a)	As of the date hereof, Centennial owns beneficially
1,059,274 shares of the Common Stock, constituting approximately 13.74% of the shares outstanding.  The percentages used herein are based upon the 7,707,389 shares of Common Stock stated by the Company to be outstanding, net of treasury shares as of November 28, 1998 in the Company's Form 10-Q filed with the SEC for the quarter ended October 31, 1998.
		Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
		During the past sixty days, on the following dates Centennial purchased the following number of shares of Common Stock, in open market transactions, at the per share purchase price (excluding commissions, if any)
set forth next to each respective transaction.
				  Number of Shares
	Date				Purchased			($) Price Per Share


December 3, 1998		   	 5,000			  3.6250
December 7, 1998		  	 2,700			  3.6250
December 9, 1998		  	 2,500			  3.6250
December 9, 1998		  	60,400			  3.6250
December 10, 1998		  	 1,500			  3.6250
December 16, 1998		  	 3,500			  3.6439
December 18, 1998		  	 1,000			  3.6875
December 21, 1998		  	25,000			  3.6875
December 23, 1998		  	 9,000			  3.6875
December 28, 1998		  	 2,100			  3.9900
December 30, 1998		  	13,600			  4.4048
January 6, 1999		  	 1,800			  4.5000
January 7, 1999		  	 9,800			  4.4410
January 8, 1999		  	 8,700			  4.4100
January 13, 1999			 2,500			  4.4375
January 15, 1999			 4,000			  4.5000
January 19, 1999		      10,000			  4.5000
January 20, 1999			55,000		        4.5000
January 21, 1999			49,000			  4.5000
January 25, 1999			 5,000			  4.5000
January 26, 1999			32,000			  4.4200
January 27, 1999			27,000			  4.4375
January 28, 1999			25,100			  4.4375



  No other transactions in the Common Stock were effected by the Reporting Persons during the sixty day period ending on the date hereof.


SIGNATURES
		After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999

						CENTENNIAL ASSOCIATES, L.P.

						By:
						    Joseph H. Reich
						    General Partner







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